Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Hughes Satellite Systems Corporation:
We consent to the use of our report dated February 24, 2017, with respect to the consolidated balance sheets of Hughes Satellite Systems Corporation and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the related financial statement schedule, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Denver, Colorado
April 5, 2017